SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 27, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 27, 2007

TAM revisits Board of Directors

Maria Cláudia Amaro assumes as chairman and
Pedro Parente substitutes Henri Philippe Reichstul

São Paulo, April 27, 2007 – At the General Ordinary Meeting held today at TAM’s (Bovespa: TAMM4 e NYSE: TAM) headquarters in São Paulo, Maria Cláudia Oliveira Amaro Demenato was elected Chairman of the Board of Directors of the Company substituting Noemy Almeida Oliveira Amaro, who remains as a member of the Board. Maurício Rolim Amaro was elected the vice-chairman. The independent members – Luiz Antônio Corrêa Nunes Viana Oliveira, Waldemar Verdi Júnior, Roger Ian Wright e Adalberto de Moraes Schettert – were reelected. Henri Philippe Reichstul leaves the Board and will be substituted by the engineer Pedro Pullen Parente.

The modifications observed in the chairman and vice-chairman levels are part of continuous process to demonstrate the commitment of the controllers to the company, to the development of the business, to management and to TAM’s strategic plan. Maria Cláudia, Maurício and Noemy Amaro have been members of the Board for years and participate in the Committees to support the work of other members. With the changes promoted today, they reaffirm to the market and the investors their dedication to the Company, working for the Company’s sustainability and growth.

Pedro Parente assumes as a member of the Board with a one year mandate. Currently, he is the vice-president of Rede Brasil Sul. He was a chief minister for the Civil House and Executive of the Brazilian Ministry of Finance in the period between 1994 and 2002. He was also a consultant for the IMF (International Monetary Fund).

Besides the modifications in the Board of Directors, the Meeting approved 2006 financial results, as well as the usage of proceeds.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 62.9% international market share at the end of March 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.